UNITED HYDROGEN GLOBAL INC.

UNITED HYDROGEN GROUP INC.

3RD FLOOR, BUILDING 3, NO. 715 YINGSHUN ROAD

QINGPU DISTRICT, SHANGHAI

THE PEOPLE’S REPUBLIC OF CHINA, 201799

VIA EDGAR

September 27, 2024

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric McPhee, Jennifer Monick, Kibum Park, Pam Howell

Re:	United Hydrogen Global Inc.

United Hydrogen Group Inc.

Draft Registration Statement on Form F-4

Submitted August 7, 2024

CIK No. 0002032241

Dear Sir/Madam:

On behalf of our clients, United Hydrogen Global Inc. and United Hydrogen Group Inc., each an exempted company incorporated in the Cayman Islands (collectively, the “Company”), we hereby submit to the staff (the “Staff”) of the U.S. Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 5, 2024 on the Company’s Draft Registration Statement on Form F-4 previously submitted on August 7, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-4 Submitted August 7, 2024

Cover Page

1. Please revise your cover page to disclose that the special purpose acquisition company or the SPAC sponsor has received a report, opinion, or appraisal. In this regard, we note your disclosure on page 15 that the Aimei Health Board received the fairness opinion from CHFT Advisory and Appraisal Ltd. Refer to Item 1604(a)(1) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on the cover page of the Revised Draft Registration Statement to disclose that the Aimei Health board of directors has received and considered a fairness opinion provided by CHFT Advisory and Appraisal Ltd. (“CHFT”), an independent valuation consultancy.

2. We note your disclosure that the “Sponsor, its affiliates and promoters are not receiving compensation in connection with the Business Combination. In addition, the Sponsor, its affiliates and promoters will not receive any additional securities of Aimei Health or Pubco in connection with the Business Combination.” You also disclose that the sponsor, its affiliates and promoters have received founder shares, and private shares. Please revise to disclose the issuance of securities, including the private rights, and all related information required pursuant to Item 1604(a)(3) of Regulation S-K. To the extent you consider any amounts payable to the sponsor, its affiliates, and promoters to be compensation, include such amounts in this disclosure as well. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus.

Response: In response to the Staff’s comments, we have revised our disclosure on the cover page of the Revised Draft Registration Statement to disclose the issuance of securities, including the Private Rights (as defined in the Revised Draft Registration Statement), and all related information required under Item 1604(a)(3) of Regulation S-K. In addition, we have revised our disclosure on the cover page of the Revised Draft Registration Statement to provide a cross-reference to the related disclosures of Founder Shares and Private Placement Units (both as defined in the Revised Draft Registration Statement) in the prospectus.

3. Please revise your cover page to state whether there may be any actual or potential material conflict of interest in connection with your de-SPAC transaction. Moreover, please provide a cross-reference to the locations of related disclosures in the prospectus. Refer to Item 1604(a)(4) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on the cover page of the Revised Draft Registration Statement to (i) disclose that there may be any actual or potential material conflicts of interest in connection with the contemplated de-SPAC transaction, and (ii) provide a cross-reference to detailed disclosures in the prospectus.

4. We note your disclosure that this offering and listing will be considered a PRC domestic company’s indirect overseas offering and listing under the Trial Measures, and thus you will be required to complete filing procedures with the CSRC in connection with the consummation of the Business Combination and listing of Pubco ordinary shares. Please revise to disclose the current status of such filing procedures with the CSRC. Moreover, while we note your disclosure that there is no assurance that you will be able to complete the filings and fully comply with relevant applicable laws or regulations, please revise to disclose the impact to the investors if you do not complete such filings or fully comply with relevant applicable laws or regulations. Lastly, please revise to address how recent statements and regulatory actions by China’s government, such as those related to antimonopoly concerns, have or may impact your ability to conduct your business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: Pubco made the filings required under the Overseas Listing Trial Measures with the CSRC on August 12, 2024. On September 23, 2024, Pubco has received comments from the CSRC, requiring the company to submit supplementary materials by November 6, 2024. Pubco is preparing and supplementing in accordance with the comments. However, given the uncertainty of the timing and content of the CSRC’s review, Pubco cannot predict the exact timing and specific outcome of obtaining the CSRC filing notice.

5. Please disclose, when discussing the legal and operational risks of your operations in China to clarify that such risks could cause the value of your securities to significantly decline or be worthless.

Response: In response to Staff’s comments, we have revised our disclosure on the cover page of the Revised Draft Registration Statement to clarify that the legal and operational risks of our operations in China could cause the value of Pubco’s securities to significantly decline or be worthless.

6. Please clearly disclose the transfers, dividends, or distributions that have been made to date between the company and its subsidiaries or to investors, and quantify the amounts where applicable. For example, we note the definition of Previous Dividends and the historical financial statements, to which you provide a cross-reference.

Response: In response to the Staff’s comments, we have revised our disclosure on the cover page of the Revised Draft Registration Statement to describe each transfer, dividend or distribution that have been made or paid to date between United Hydrogen and its subsidiaries or to investors, the respective amount of such transfer, dividend or distribution, and date when such transfer, dividend or distribution were made or paid, or is expected to be made or paid, as the case may be.

7. When discussing the location of the auditor for Pubco, please also disclose the location of the auditor for Aimei Health and United Hydrogen.

Response: In response to the Staff’s comments, we have disclosed the location of the auditor for Aimei Health and United Hydrogen on page 268 of the Revised Draft Registration Statement.

Additional Information, page 1

8. Please revise to clearly disclose that to obtain timely delivery, security holders must request the information no later than five business days before the date they must make their investment decision. See Item 2(2) of Form F-4.

Response: In response to the Staff’s comments, we have revised our disclosure on page i of the Revised Draft Registration Statement to clarify that to ensure timely delivery, security holders must request the information no later than five business days before the date they must make their investment decision.

Defined Terms, page 1

9. Please revise the definition of Completion Date to clarify that this date refers to completion of the Reorganization. Please also revise disclosure elsewhere in the prospectus to clarify whether the Reorganization was completed by this date or whether another date was agreed to by the parties.

Response: In response to the Staff’s comments, we have revised the definition of “Completion Date” on page 1 of and elsewhere in the Revised Draft Registration Statement to clarify that the Reorganization had been completed as of July 18, 2024.

Summary of the Material Terms of the Business Combination, page 5

10. Please include a brief description of the background of the business combination. See Item 1604(b)(1) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on page 5 of the Revised Draft Registration Statement to include a brief description of the background of the business combination.

Questions and Answers about the Proposals, page 12

11. We note your disclosure on page 13 about the reasons why the SPAC is proposing the Business Combination. Please also disclose the reasons of United Hydrogen for engaging in the de-SPAC transaction and whether United Hydrogen considered other transactions, such as a traditional IPO, instead of pursuing a business combination with Aimei Health. See Item 1605(b)(3) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 6 and 119 of the Revised Draft Registration Statement to include the factors that United Hydrogen was taking into consideration to decide to pursue a de-SPAC transaction.

12. We note that much of the tabular information in this section, beginning on page 16 assumes 100% redemptions. For consistency, please revise to provide the maximum redemptions that could occur and allow the business combination to be completed. In this regard, see the disclosure on the cover page and elsewhere regarding the requirement that net tangible assets be no less than $5,000,001.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 16 and 17 of the Revised Draft Registration Statement to provide the maximum redemptions that could occur and allow the Business Combination (as defined in the Revised Draft Registration Statement) to be completed.

13. When discussing the ability of Aimei Health to extend the period of time to complete the initial business combination, please disclose the extensions are in one month increments and disclose the amount to be deposited into the trust for each one month extension.

Response: In response to the Staff’s comments, we have revised our disclosure on page 22 of the Revised Draft Registration Statement to clarify that the extensions occur in one-month increments and to specify the amount that will be deposited into the trust for each one-month extension.

Summary, page 23

14. We note the references to a PIPE Investment. Please revise throughout to clarify the current status of the PIPE Investment. Disclosure in certain sections, such as on page 10, reference the PIPE Investment or PIPE Subscription Agreements as having been entered into and other disclosure seems to indicate you may enter into a PIPE Investment. Please provide clear, consistent disclosure throughout the prospectus. As applicable, please revise your cover page and summary to provide the disclosure required by Item 1604(a)(2) and (b)(5) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 12 and 126 of and elsewhere in the Revised Draft Registration Statement to clarify that no PIPE Subscription Agreement has been entered into as of the date hereof and we do not plan to consummate any PIPE Investment prior to the consummation of the business combination.

15. We note the disclosure on the prospectus cover page that as a foreign private issuer you are permitted and intend to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. Please disclose in this section the specific home-country practices you will elect to follow.

Response: Pubco currently does not intend to follow home-country corporate governance practices that are inconsistent with specific Nasdaq requirements, save that the Company may, but shall not be obligated to, in each year hold a general meeting as an annual general meeting. However, in the future, Pubco may elect to follow certain home-country corporate governance practices in lieu of certain specific Nasdaq requirements, as permitted for foreign private issuers. Any such decision will be disclosed by then in accordance with applicable laws. In that regard and in response to the Staff’s comments, we have revised our disclosure on page 242 and 243 of the Revised Draft Registration Statement.

16. Please disclose in connection with the de-SPAC transaction, any actual or potential material conflict of interest between Sponsor, Aimei Health officers and directors, affiliates or promoters, United Hydrogen company officers, or target company directors; and unaffiliated shareholders of Aimei Health. See Item 1604(b)(3) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 35 to 37 of the Revised Draft Registration Statement to disclose actual or potential material conflicts of interest between the Sponsor, Aimei Health officers and directors, affiliates or promoters, or United Hydrogen’s officers and directors, and unaffiliated shareholders of Aimei Health.

17. Disclose each permission or approval that Pubco, United Hydrogen, Aimei Health and any subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether Pubco, United Hydrogen, Aimei Health and any subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if Pubco, United Health, Aimei Health and any subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 38 and 39 of the Revised Draft Registration Statement.

18. Please include a statement as to whether any regulatory requirements other than the U.S. federal securities laws, must be complied with or approval must be obtained in connection with this transaction, and if so, the status of such compliance or approvals. See Item 3(i) of Form F-4.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 38 and 39 of the Revised Draft Registration Statement to clarify that other than (1) the regulatory requirements under the U.S. federal securities laws, (2) the filings and registration with the Cayman Islands Registrar of Companies and the payment of the applicable fees under the Cayman Companies Act necessary to effectuate this transaction, and (3) the regulatory approval of the overseas listing by the CSRC in connection with this transaction, this transaction is not subject to any U.S. federal or state regulatory requirement or approval, or any regulatory requirements or approvals under the laws of the Cayman Islands or the laws of the People’s Republic of China.

Compensation of the Sponsor, its Affiliates and Promoters, page 31

19. Please revise to provide your disclosure in a tabular format. Please expand your disclosure to provide the terms and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters. Please disclose the price paid for the securities issued and the private rights purchased by the Sponsor as part of the private units. Lastly, please disclose, outside of the table, the extent to which the compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the SPAC. Refer to Item 1604(b)(4) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on page 34 of the Revised Draft Registration Statement accordingly. In addition, we respectfully advise the Staff that the Founder Shares and Private Placement Units (consisting of Private Shares and Private Rights) were issued in connection with the initial public offering Aimei Health, and not as compensation related to the de-SPAC transaction, as required under Item 1604(b)(4) of Regulation S-K. In addition, we have also discussed the extent to which the compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of Aimei Health.

Summary of Risk Factors, page 35

20. We note that the summary risk factor section is 9 pages. Please revise consistent with Item 105(b) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised and shortened the summary risk factor section of the Revised Draft Registration Statement in accordance with Item 105(b) of Regulation S-K.

Risks Relating to Doing Business in the PRC, page 36

21. It appears that your disclosure about the risks relating to China are largely centered around United Hydrogen’s operations in China. Please revise the summary of risk factors and throughout the prospectus to also disclose that you currently face these legal and operational risks and uncertainties due to your location in China. In this regard, we note your disclosure on page 61 that your headquarters are located in Beijing, where most of your management and employees currently reside.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 39 and 61 of the Revised Draft Registration Statement.

22. Please revise your summary of risk factors to expand your disclosure about the risks that being based in China poses to investors. In particular, describe further the significant regulatory and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 39, 61, 62, and 63 of the Revised Draft Registration Statement.

Holding Company Structure, page 43

23. Please quantify any cash flows and transfers of other assets by type that have occurred between United Hydrogen and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to United Hydrogen and which entity made such transfer, and their tax consequences. Please describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from United Hydrogen, including subsidiaries, to Holdco and U.S. investors. In this regard, we note your disclosure on page 37 about the “interventions in or the imposition of restrictions and limitations on United Hydrogen’s ability to transfer cash or assets by the PRC government.”

Response: In response to the Staff’s comments, we have revised our disclosure on page 46 of the Revised Draft Registration Statement.

Controlled Company, page 44

24. Please revise here and on page 234 to disclose the following:

●	the percentage of outstanding Class A shares Ms. Xia Ma must keep to continue to control the outcome of matters submitted to shareholders for approval;

●	explain Ms. Xia Ma’s ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, and sale of assets;

●	disclose that your capital structure may have an anti-takeover effect preventing a change in control transaction that shareholders might consider in their best interest; and

●	disclose that future issuances of high-vote shares may be dilutive to low-vote shareholders.

Response: In response to the Staff’s comments, we have revised our disclosures on pages 44 and 244 of the Revised Draft Registration Statement.

Risk Factors, page 48

25. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, we have revised our disclosure on page 61, 62, and 63 of the Revised Draft Registration Statement.

If Aimei Health were deemed to be an investment company . . . , page 88

26. Please revise this risk factor to disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act.

Response: In response to the Staff’s comments, we have revised our disclosure on page 91 of the Revised Draft Registration Statement to disclose that if Aimei Health is found to be operating as an unregistered investment company, it may be required to change its operations, wind down its operations, or register as an investment company under the Investment Company Act.

Aimei Health’s Sponsor, directors, officers, advisors, and their affiliates may elect to purchase shares . . . , page 92

27. We note that “[i]n connection with seeking shareholder approval of its initial business combination and offering Public Shareholders the right to redeem their shares, Aimei Health’s Sponsor, directors, officers, advisors, or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of the initial business combination.” Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 95 to 96 of the Revised Draft Registration Statement accordingly. Aimei Health agrees and confirms that any purchase of Aimei Health’s securities will comply with the conditions indicated in the Tender Offer Compliance and Disclosure Interpretation Question 166.01 (March 22, 2022) that sets forth parameters relating to purchases by a SPAC sponsor or its affiliates outside of the redemption offer. In the revised disclosure on the above referenced pages, Aimei Health clarifies that any public shares purchased by Aimei Health’s Sponsor or affiliates of Aimei Health will (i) be purchased at a price no higher than the price offered through the SPAC redemption process, (ii) not be voted in favor of the business combination transaction, and (iii) not have redemption rights, or such rights would be waived. Aimei Health also respectfully informs the Staff that, in the event of such purchase, Aimei Health intends to file on a Form 8-K the requisite information outlined in C&DI Question 166.01.

Extraordinary General Meeting of Shareholders of Aimei Health Recommendation of Aimei Health Board of Directors, page 109

28. Please state whether or not a majority of the directors who are not employees of Aimei Health has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. See Item 1606(d) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 113 and 141 of the Revised Draft Registration Statement to disclose that no unaffiliated representative has been retained by a majority of the directors who are not employees of Aimei Health to act solely on behalf of the unaffiliated shareholders of Aimei Health for purposes of negotiating the terms of the Business Combination on their behalf and/or preparing a report concerning the approval of the Business Combination.

The Business Combination Proposal

The Sponsor, its Affiliates, and Promoters, page 121

29. We note your disclosure that “[a]s of the date of this proxy statement/prospectus, no agreement, arrangement, or understanding has been made between the Sponsor and Aimei Health or Aimei Health’s officers, directors, and affiliates with respect to determining whether to proceed with a de-SPAC transaction, including the Business Combination.” However, this appears to contradict your disclosure on the cover page that the “Sponsor and the directors and officers of Aimei Health have agreed to vote their shares in favor of the Business Combination, regardless of how Aimei Health’s Public Shareholders vote.” Please revise. Refer to Item 1603(a)(5) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 126 to 127 of the Revised Draft Registration Statement to clarify that the Sponsor and the directors and officers and Aimei Health have agreed to vote all their ordinary share of Aimei Health in favor of an initial business combination, including the Business Combination.

30. Please revise the compensation to disclose the nature (e.g., cash, shares of stock, warrants and rights) and amounts of all compensation that has been or will be awarded to, earned by, or paid to the SPAC sponsor, its affiliates, and any promoters for all services rendered or to be rendered in all capacities to the special purpose acquisition company and its affiliates. When discussing the securities issued, please include the private rights that were part of the private units. Please also disclose the nature and amounts of any reimbursements to be paid to the Sponsor, its affiliates, and any promoters upon the completion of a de-SPAC transaction. See Item 1603(a)(6) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on page 127 of the Revised Draft Registration Statement to disclose the nature and amounts of all compensation that has been or will be awarded, earned by, or paid to the Sponsor, its affiliates, and any promoters for all services rendered or to be rendered in all capacities to Aimei Health and its affiliates.

Background of the Business Combination, page 124

31. Please revise your background discussion to:

●	Provide more detailed disclosure regarding key negotiation considerations and how they changed over time. Currently the background disclosure references negotiation topics without providing details or explaining their significance or how they may have changed before being reflected in the proposed initial business combination. For example, you reference several emails and conference calls from April 24 through April 26, 2024 discussing commercial and capital raising plans and the terms of a letter of intent, with Aimei Health submitting a draft LOI on April 26. It is unclear what terms were included in the draft LOI. Please identify the original terms as well as how and why any terms were revised over time.

●	Specifically identify by name the person or persons involved in negotiations or other activities for each of the meetings discussed. For example, you state United Hydrogen’s financial advisor introduced United Hydrogen to Aimei Health on March 12, 2024 but do not identify who participated in the meeting. We also note the references to emails and conference calls without identifying the participants.

●	Disclose who at Aimei Health determined the valuations included in the LOIs and how such valuations were determined. Please address the methodology employed in reaching the valuations, including the underlying assumptions and conclusions.

●	Clarify how Chain Stone Capital Limited, the financial advisor for United Hydrogen, was made aware of Aimei Health.

●	Describe any discussions with United Hydrogen relating to the material assumptions underlying any target projections.

●	Discuss any discussions with United Hydrogen about potential events that may materially affect the target’s prospects or its financial projections for future performance of the business.

●	Disclose any discussions about the need to obtain additional financing for the combined company, such as a PIPE transaction.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 131 to 134 of the Revised Draft Registration Statement accordingly.

Basis for Aimei Health Board of Directors’ Recommendation - Valuation Analysis and Fairness Opinion, page 128

32. We note your disclosure that according to CHFT, United Hydrogen does not maintain multi-year projections in its normal course of operations. We further note your disclosure that as a “result of not having multi-year projections, CHFT was unable to perform, and Aimei Health was unable to consider, a discounted cash flow analysis.” Please revise to explain why CHFT did not have the access to United Hydrogen’s multi-year projections since your disclosure on page 137 includes multi-year projections provided by United Hydrogen’s management team.

Response: In response to the Staff’s comments, we have revised our disclosure on page 134 of the Revised Draft Registration Statement to explain why CHFT did not have the access to United Hydrogen’s financial projections for an adequate period of years required for the discounted cash flow analysis.

Valuation Analysis, page 130

33. We note the statement on page 129 that CHFT performed certain valuation and comparative analyses. Please disclose whether CHFT considered other valuation methods, in addition to the comparable companies, and if not, why.

Response: In response to the Staff’s comments, we have revised our disclosure on page 135 of the Revised Draft Registration Statement to (i) clarify that CHFT consider other valuation methods, in addition to the comparable companies approach, and (ii) explain the reasons why those methods were not pursued.

34. We note the comparable public companies identified as comparable to United Hydrogen. Most of the companies selected have high market capitalization, an extensive history of operations, and annual revenues significantly greater than United Hydrogen. Please provide a discussion of the differences between United Hydrogen and these companies and disclose the basis for evaluating the financial performance and trading multiple of these companies as an indicator of the value of United Hydrogen. We also note that only 3 of the 7 companies were used in calculating the EV to 2026 Estimated Revenues and EV to 2026 Estimated EBITDA multiples. Please explain why CHFT was unable to include these calculations for some of the comparable companies and how such companies were used by CHFT in its analysis.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 136 to 137 of the Revised Draft Registration Statement to (i) discuss the differences between United Hydrogen and the public companies identified as comparable to it, (ii) disclose the basis for evaluating the financial performance and trading multiple of these companies as an indicator of the value of United Hydrogen, and (iii) explain why CHFT was unable to include the other four companies in calculating the Enterprise Value to 2026 Estimated Revenues and Enterprise Value to 2026 Estimated EBITDA multiples.

35. Please disclose whether, and if so, why CHFT excluded any companies meeting the selection criteria from the analyses identified on page 130.

Response: In response to the Staff’s comments, we have revised our disclosure on page 136 of the Revised Draft Registration Statement to clarify that CHFT did not exclude comparable companies meeting the selection criteria from the analyses identified on page 136.

Disclosure of Fee and Prior Relationships, page 131

36. We note your statement that “CHFT will not receive any other significant payment or compensation contingent upon the successful consummation of the Business Combination.” Please disclose all compensation paid or to be paid, not just material or significant compensation. See Item 1607(b)(4) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on page 138 of the Revised Draft Registration Statement to disclose all compensation paid or to be paid to CHFT.

Reasons for Aimei Health Board of Directors’ Approval of the Business Combination, page 132

37. Please revise this section to provide additional context for how the factors considered supported the Board’s recommendation. In this regard, we note that it is not clear what significance the Board gave to the various information they reviewed listed on page 132.

Response: In response to the Staff’s comments, we have revised our disclosure on page 139 of the Revised Draft Registration Statement to provide additional context for how the factors considered supported the Board’s recommendation.

38. Please discuss what consideration, if any, the board gave to the valuation of United Hydrogen, and the dilution that non-redeeming shareholders may experience in reaching its decision with respect to the business combination. Please also discuss what consideration, if any, the board gave to the consideration to be paid for United Hydrogen. To the extent the board did not take this factor into account in recommending the transaction, please explain why not. See Item 1606(b) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on page 138 of the Revised Draft Registration Statement to disclose the consideration the board of directors of Aimei Health gave to (i) (i) valuation of United Hydrogen, (ii) the dilution that non-redeeming shareholders may experience in reaching its decision with respect to the business combination, and (iii) the consideration to be paid for United Hydrogen.

Projected Financial Metrics, page 137

39. We note the statement on page 135 that “due to inherent uncertainties in financial projections of any kind, shareholders are strongly cautioned not to place undue reliance, if any, on the projections and not to rely on the United Hydrogen Management Projections in making any decision regarding the Business Combination.” Please revise this and similar statements in this section to remove any implication that investors are not entitled to rely on disclosure in your proxy statement/registration statement.

Response: In response to the Staff’s comments, we have removed the language that implied that investors are not entitled to rely on our disclosure in the proxy statement/registration statement on pages 143 and 145 of the Revised Draft Registration Statement accordingly.

40. Please revise to disclose the process undertaken to formulate the projections. Moreover, while we note your revenues more than doubled, growing from approximately $5.38 million to $13.11 million between December 31, 2022 and December 31, 2023, please explain why the change to a much higher revenue growth rate for your 2024 projection is appropriate. In this regard, we note that your projected revenue for 2024 is more than seven times of your revenue for fiscal year ended December 31, 2023.

Response: In response to the Staff’s comments, we have revised our disclosure on page 145 of the Revised Draft Registration Statement accordingly.

41. Please expand the discussion regarding the projections to provide a detailed description of all material bases of the disclosed projections and all material assumptions underlying the projections, as well as the process undertaken to formulate them, and any material factors or limitations that may affect such assumptions. The disclosure referred to in this section should discuss the material growth rates, including the reasons for selecting such growth rates. See Item 1609(b) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 145 and 146 of the Revised Draft Registration Statement accordingly.

42. Please disclose whether or not United Hydrogen has affirmed to Aimei Health that its projections reflect the view of United Hydrogen’s management or board of directors about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus. If the projections no longer reflect the views of United Hydrogen’s management or board of directors regarding its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus, clearly state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors on the projections. Refer to Item 1609(c) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on page 145 of the Revised Draft Registration Statement accordingly.

Interests of Certain Persons in the Business Combination, page 138

43. Please update the information regarding working capital loans as of a recent practicable date. Please also disclose, if applicable any employment agreements with Aimei Health’s officers, directors, or affiliates post business combination. In this regard we note Section 7.25 of the Business Combination Agreement. Please also revise the disclosure on pages 32-33.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 36, 87, and 148 of the Revised Draft Registration Statement to update the information regarding working capital loans as of June 30, 2024, and have revised our disclosure on page 147 of the Revised Draft Registration Statement to disclose that there will be no employment agreements with Aimei Health’s officers, directors, or affiliates post business combination.

Unaudited Pro Forma Condensed Combined Financial Information, page 147

44. Scenario 2 appears to assume the entire amount of shares sold to public shareholders are redeemed. We further note your disclosure throughout your filing that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001. Please tell us how you considered this redemption restriction in your determination of your redemption threshold for scenario 2.

Response: In response to the Staff’s comment, we have revised our disclosure on page 156 of and elsewhere in the Revised Draft Registration Statement to clarify that our maximum redemption assumes 6,562,129 ordinary shares of Aimei Health subject to redemption are redeemed for an aggregate payment of approximately $66.5 million, which is the maximum permitted amount of redemptions while still allowing Aimei Health to have standalone and consolidated net tangible assets of at least $5,000,001.

45. We note your reference to Transaction Financing Procured by United Hydrogen on page 149 and PIPE investment throughout your filing. Please tell us how you determined it was unnecessary to reflect any additional financing or PIPE investment in your pro forma financial information. Within your response, please clarify for us if you determined the consummation of any such transactions as probable or not probable, and how you made that determination. Reference is made to Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, we have revised on page 156 our reference to Transaction Financing Procured by United Hydrogen into PIPE investments.

We currently did not take into consideration of the Pubco Ordinary Shares to be issued in connection with the PIPE investments because we have not entered into PIPE investment agreements with investors as of the date of this response letter. We do not expect to close any PIPE investment before the closing of business combination.

46. Please tell us what consideration you gave to reflecting the payment of the dividends that were declared in 2024 in your pro forma balance sheet. Reference is made to Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, we clarified that on February 29, 2024, Zhejiang Qingyuan declared dividends in the aggregate amount of RMB7,000,000 to its then shareholders. Zhejiang Qingyuan plans to pay the dividends before February 29, 2025. We expect that the payment of dividends would be after the closing of the business combination. Accordingly, we did not reflect the payment of the dividends in unaudited pro forma condensed combined balance sheet.

Material U.S. Federal Income Tax Considerations, page 156

47. We note your disclosure is “limited to U.S. federal income tax considerations relevant to U.S. Holders that hold Aimei Health Securities and, after the completion of the Business Combination, will hold Pubco Class A Ordinary Shares.” Please expand your disclosure to describe the Federal income tax consequences of the de-SPAC transaction to the target company and their respective security holders. Refer to Item 1605(b)(6) of Regulation S- K.

Response: The U.S. federal income tax considerations address U.S. holders only. There are no U.S. Holders in United Hydrogen Group Inc. Therefore, our disclosure does not discuss U.S. holders of United Hydrogen Group Inc.

48. Please revise this section to identify counsel and the opinion provided.

Response: In response to the Staff’s comments, we have revised our disclosure on page 162 of the Revised Draft Registration Statement to clarify that Hunter Taubman Fischer & Li LLC will provide a tax opinion.

Dilution to the Shareholders of Aimei Health, page 166

49. Please revise your disclosure, here and on page 32, to provide all of the disclosure required by Item 1604(c) of Regulation S-K. For example purposes only, it appears that your dilution table does not disclose the net tangible book value per share or the nature and amounts of each source of dilution used to determine net tangible book value per share, as adjusted.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 34 and 174 of the Revised Draft Registration Statement to provide all of the disclosure required by Item 1604(c) of Regulation S-K.

Conflicts of Interest, page 179

50. Please revise your disclosure to describe any actual or potential material conflict of interest, including any material conflict of interest that may arise in determining whether to proceed with the business combination, between United Hydrogen’s officers or directors and the unaffiliated security holders of Aimei Health. Refer to Item 1603(b) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on page 239 of the Revised Draft Registration Statement.

United Hydrogen Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 217

51. Please tell us what consideration you gave to providing disclosures related to your project order backlog.

Response: In response to the Staff’s comment, we have revised our disclosure on page 225 of the Revised Draft Registration Statement to show project order backlog.

52. Please discuss any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company’s revenues, income, profitability, liquidity or capital resources. See Item 5.D of Form 20-F.

Response: In response to the Staff’s comment, we clarified that we are not aware of uncertainties, demands or commitments that are reasonably likely to have a material effect on the Company’s revenues, income, profitability, liquidity or capital resources. In addition, we have revised our disclosure on pages 230 and 231 of the Revised Draft Registration Statement to discuss trends that have a material effect on the Company’s revenue, net income and profitability. In addition, we clarified that we have disclosed such information on liquidity and capital resources on page 234 in the section of “Liquidity and Capital Resources.”

53. Please provide additional disclosure regarding the additional financing needed to execute your business plan to expand your business, including quantifying any estimated additional financing needed and anticipated sources.

Response: In response to the Staff’s comment, we have revised our disclosure on page 225 of the Revised Draft Registration Statement to discuss the additional financing needed to execute our business plan to expand your business.

Results of Operations, page 221

54. Please revise your filing to clarify the nature of other income (expenses), net for the year ending December 31, 2023 and describe any unusual or infrequent events or transactions that materially affected the amount of other income (expenses), net, if applicable. Reference is made to Item 303 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised our disclosure on page 227 of the Revised Draft Registration Statement to clarify the nature of other income (expenses), net for the year ending December 31, 2023. Other income was primarily comprised of government subsidy.

Liquidity and Capital Resources, page 225

55. We note your accounts receivable represent approximately 35% of your total assets and your accounts payable represent approximately 90% of your total liabilities at December 31, 2023. Please tell us what consideration you gave to disclosing the amount of accounts receivable collected and accounts payable paid subsequent to December 31, 2023 and prior to the date of your filing. Refer to Item 303 of Regulation S-X.

Response: In response to the Staff’s comment, we have disclosed on page 233 to provide the amount of accounts receivable collected and accounts payable paid subsequent to December 31, 2023 through the date of filing.

56. We refer you to your disclosure on page 225 that reads “Historically, our PRC operating entities have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits.” We refer you to your definition of “Previous Dividends” on page 2, which indicates that dividends were paid in 2021 and that dividends have been declared in 2024. Please revise your disclosure on page 225 or clarify for us how the disclosure on page 225 is accurate.

Response: In response to the Staff’s comment, we clarified that (i) the 2021 dividends were paid within our PRC operating entities, specifically from Jiaxing Qingyuan to Zhejiang Qingyuan, and (ii) the 2024 dividends have been declared but not paid. We expect to pay the 2024 dividends within 12 months from declaration.

United Hydrogen’s Executive Compensation, page 232

57. We note the disclosure in this section that no cash compensation accrued to the officers and directors. Please provide the compensation paid, as required by Item 6.B of Form 20- F.

Response: In response to the Staff’s comments, we have revised our disclosure on page 241 of the Revised Draft Registration Statement.

Ticker Symbols and Dividends

Dividends, page 257

58. We refer you to your disclosure on page 257 that reads, in part, “...United Hydrogen have not paid any cash dividends on their equity securities to date and do not intend to pay cash dividends prior to the completion of the Business Combination.” We refer you to your definition of “Previous Dividends” on page 2, which indicates that dividends were paid in 2021 and that dividends have been declared in 2024. Please revise your disclosure on page 257 or clarify for us how the disclosure on page 257 is accurate.

Response: In response to the Staff’s comments, we have revised our disclosure on page 266 of the Revised Draft Registration Statement.

Enforceability of Civil Liabilities, page 259

59. Please revise this section to disclose that it will be more difficult to enforce liabilities and judgments on the company and its officers and directors, and address the limitations on investors being able to effect service of process and enforce civil liabilities in China, and cost and time constraints.

Response: In response to the Staff’s comments, we have revised our disclosure on page 268 of the Revised Draft Registration Statement.

Where You Can Find More Information, page 263

60. We note the statement that “[a]ll information contained in this document relating to Aimei Health has been supplied by Aimei Health, and all such information relating to Pubco has been supplied by Pubco. Information provided by one entity does not constitute any representation, estimate, or projection of the other entity.” Because these statements could be read as disclaimers of your responsibility for the disclosure in your filing, please revise to remove any implication that Aimei Health or Pubco disclaim responsibility for any of the disclosures contained in the registration statement/proxy statement.

Response: In response to the Staff’s comments, we have revised our disclosure on page 272 of the Revised Draft Registration Statement.

Annex F: Fairness Opinion, page F-1

61. While we note your disclosure on page 132 that the “full text of the written opinion of CHFT” is attached as Annex F, we do not see the fairness opinion in Annex F. Please ensure that the full text of the written opinion of CHFT is attached as Annex F.

Response: In response to the Staff’s comments, we have filed an Annex F to the Revised Draft Registration Statement to provide the full text of the written opinion of CHFT.

Financial Statements, page F-1

62. Please provide audited financial statements of the registrant, United Hydrogen Global Inc., in your next amendment.

Response: In response to the Staff’s comment, we clarified that United Hydrogen Global Inc. was not setup until May 2024. We did not prepare the audited financial statements of the registrant as of and for the year ended December 31, 2023.

United Hydrogen Group Inc. Combined and Consolidated Financial Statements

Notes to the Combined and Consolidated Financial Statements

Note 1 - Organization and Nature of Operations, page F-7

63. We note your disclosure that on June 7, 2024, United Hydrogen Group Inc. completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of Zhejiang Qingyuan and its wholly owned subsidiary, and Yixun Chuangneng and its subsidiaries prior to the reorganization. Please clarify for us how you determined that Zhejiang Qingyuan and its wholly owned subsidiary, and Yixun Chuangneng and its subsidiaries were under common control for all periods presented and through and including June 7, 2024. Your response should address, but not be limited to, who controlled these entities from their inception through June 7, 2023 and who controlled United Hydrogen Group Inc. after the reorganization and how you made these determinations. Please include organization charts within your response, as applicable.

Response: In response to the Staff’s comment, we determined that Zhejiang Qingyuan and its wholly owned subsidiary, and Yixun Chuangneng and its subsidiaries were under common control for all periods presented and through and including June 7, 2024:

The term common control is not defined in ASC Topic 805. EITF Issue No. 02-5, “Definition of ‘Common Control’ in Relation to FASB Statement No. 141,” discusses whether separate entities are under common control when there is common majority ownership by an individual, a family, or a group affiliated in some other manner. The EITF did not reach a consensus. However, during the discussion, the SEC Observer stated that the SEC staff believes common control exists in the following situations:

a. An individual or enterprise holds more than 50% of the voting ownership interest of each entity.

b. Immediate family members hold more than 50% of the voting ownership interest of each entity and there is no evidence that those family members will not vote their shares in concert. Immediate family members include a married couple and their children, but not the married couple’s grandchildren. Situations in which entities are owned in varying combinations among living siblings and their children require careful consideration regarding the substance of the ownership and voting relationships in determining whether the related entities are under common control.

c. A group of shareholders holds more than 50% of the voting ownership of each entity, and that group provides contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert.

In the Company’s case, Ms. Ma Xia owned a 87.9% equity interest in United Hydrogen Group Inc. In addition, Ms. Ma Xia owned a 86.6% equity interest in the controlling shareholder of Zhejiang Qingyuan and its wholly owned subsidiary, and a 77.9% equity interest in Yixun Chuangneng and its subsidiaries prior to the reorganization. In addition, all shareholders of Zhejiang Qingyuan and Yixun Chuangneng have agreed to vote in concert before and after the combination. The above fact pattern meets criteria (a) and (c).

Accordingly, the Company determined Zhejiang Qingyuan and its wholly owned subsidiary, and Yixun Chuangneng and its subsidiaries were under common control for all periods presented and through and including June 7, 2024.

The following is the organization chart after the closing of the business combination for the Staff’s reference. As of the date of this response letter, Ms. Xia Ma is the 100% owner of Michael&Jason Limited. Following the completion of the Business Combination, Ms. Xia Ma will beneficially own 92.88% of the aggregate voting power of Pubco (assuming no redemptions).

General

64. Please revise to disclose both the benefits and detriments of the de-SPAC transaction and any related financing transaction to the target company and its affiliates. Refer to Item 1605(c) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on page 140 of the Revised Draft Registration Statement.

65. We note that your Amended and Restated Memorandum and Articles of Association of Pubco contains exclusive forum provision. Please revise your registration statement to disclose the exclusive forum provision. Furthermore, please revise to clarify in Article 39.4 on page Annex B-45 that the exclusive forum provision does not apply “to any action or suits brought to enforce any liability or duty created by the U.S. Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.” In this regard, please advise or reconcile Article 39.4 and the references to “36.4 This Article 36” therein.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 103 and 104 of the Revised Draft Registration Statement and on page B-45 of Annex B to the Draft Registration Statement.

Thank you for your assistance in this matter. You may contact the undersigned by phone at + (650)513-2555 (ext. 103) or via e-mail at laimeng@magstonelaw.com.

Very truly yours,

/s/ Meng Lai
Meng (Mandy) Lai

cc:	Ms. Xia Ma, Chief Executive Officer
United Hydrogen Global Inc.

Mr. Yue (Mark) Li, Esq.
MagStone Law, LLP